CRUCELL SIGNS AGREEMENT WITH IAVI TO DEVELOP ADVAC(R) VECTOR FOR AIDS VACCINE PROGRAM

LEIDEN, THE NETHERLANDS, NOVEMBER 12, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) AND THE INTERNATIONAL AIDS VACCINE INITIATIVE
(IAVI) ANNOUNCED TODAY THAT THEY HAVE SIGNED AN AGREEMENT WHEREBY CRUCELL WILL DEVELOP ADVAC(R) VECTORS FOR USE IN IAVI'S AIDS VACCINE DEVELOPMENT PROGRAM. FINANCIAL DETAILS WERE NOT DISCLOSED.

Earlier this year Crucell and IAVI entered into an exclusive license agreement to develop an AIDS vaccine based on Crucell's AdVac(R) technology.

The AdVac(R) vectors, adenovirus serotypes 11 and 35, have shown promising results as vectors for AIDS vaccines in a series of studies by Crucell in collaboration with Harvard Medical School. AdVac(R) technology is also being applied by Crucell in the production of a malaria vaccine in collaboration with GlaxoSmithKline, Walter Reed Army Institute of Research and the National Institute of Allergy and Infectious Diseases of the NIH, as well as a TB vaccine in collaboration with the Aeras Global TB Vaccine Foundation.

According to the World Health Organization, almost 5 million people became newly infected with HIV in 2003 - the greatest number in any one year since the beginning of the epidemic. Globally, it is estimated that 38 million people are now living with HIV. More than 20 million people have died of AIDS since the first cases were identified in 1981.


ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

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ABOUT IAVI

IAVI is a global not-for-profit organization working to accelerate the development of a vaccine to prevent HIV infection and AIDS. Founded in 1996 and operational in 23 countries, IAVI and its network of collaborators research and develop vaccine candidates. IAVI also works to ensure that a vaccine will be accessible to everyone who needs it. IAVI's major financial supporters include the Bill & Melinda Gates Foundation; the Rockefeller, Sloan and Starr foundations; the World Bank; BD (Becton, Dickinson & Co.); the European Union; and the governments of Canada, Denmark, Ireland, the Netherlands, Norway, Sweden, the United Kingdom and the United States. For more information, please visit www.iavi.org.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

IAVI
Ellena Friedman
Vice President of Communications
Tel: +1-212-847-1090
efriedman@iavi.org